Exhibit 99.7

PRESS RELEASE

United States: TotalEnergies and its Partners Make the Final
Investment Decision of the RGLNG Project in Texas

Paris, July 13, 2023 – TotalEnergies, Global Infrastructure Partners (GIP) NextDecade Corporation, and their partners, GIC and Mubadala, made the final investment decision (FID) to develop phase 1 of Rio Grande LNG (RGLNG), a natural gas liquefaction (LNG) project in South Texas.

This first phase comprises 3 liquefaction trains with a total capacity of 17.5 million tons per annum (Mtpa) and CAPEX of $14.8 billion. The Engineering, procurement, and construction (EPC) contract has been awarded to Bechtel, and commissioning of the plant is scheduled for 2027. The project will be financed by equity contributions from the partners and by a debt contribution concluded today with an international banks’ consortium.

As a result of this decision, and according to the terms of the agreement signed in June, TotalEnergies:

•	acquires a 16.67% stake in the joint-venture in charge of this first phase, and will participate in its equity contributions, for a total amount of $1.1 billion.

•	will hold a total 17.5% stake in NextDecade for a total amount of $219 million. A first tranche of 5.06% was acquired last June, and a second tranche will be acquired in the next few days to increase this stake to 12.47% and a third tranche of 5.03 % shall be acquired before the end of the year.

•	TotalEnergies will also offtake 5.4 Mtpa of LNG from the production of this phase for 20 years.

“We are delighted with this final investment decision that enable us to launch the construction of this new LNG liquefaction plant in the Unites States, to which TotalEnergies will contribute its expertise in the development of major LNG projects,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “This project gives TotalEnergies access to competitive LNG thanks to its low production costs. LNG from this first phase will boost TotalEnergies U.S. LNG export capacity to over 15 Mtpa by 2030, and thus our ability to contribute to European gas security, and to provide customers in Asia with an alternative form of energy that is half as emissive as coal.”

“Having TotalEnergies as a key partner in the Rio Grande LNG project is an honor. Their long-standing reputation as a leader in the LNG and energy industry makes this a great partnership,” said Matt Schatzman, Chairman and Chief Executive Officer of NextDecade. “Working together with TotalEnergies, we will be able to fulfill our mission to deliver lower carbon-intensive LNG to customers around the globe and we look forward to working together as construction on Phase 1 of Rio Grande LNG begins.”

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).